

03037590

82-2131

1-262-942-9624

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report.)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CANALASKA VENTURES LTD.

BOX 2. INSIDER DATA

| RELATIONSHIP(S) TO REPORTING ISSUER | ☑ | | | |

DATE OF LAST REPORT FILED: 13/11/03

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

DAY / MONTH / YEAR

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STEBLIN
GIVEN NAME: GORDON
NO. 2303 STREET W. 41st Ave. APT

CITY: Vancouver PROV. B.C. POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604-685-1870
BUSINESS FAX NUMBER: 604-689-2582

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA   ☑ ONTARIO
☑ BRITISH COLUMBIA   ☐ QUEBEC
☐ MANITOBA   ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (B), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OR CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS					(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT OR INDIRECT OWNERSHIP / CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER, WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE $ US			
1. Common	63,000	19/11/03	50	50,0001			63,000		
Warrant	24,500						24,500		
Optn	34,000				0.25		84,200		

BOX 6. REMARKS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GORDON STEBLIN

SIGNATURE

DATE OF THE REPORT: 12/11/03

DAY / MONTH / YEAR

ATTACHMENT: ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 15-102F6   Rev. 2001 / 4 / 01   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

03 NOV 21   AM 7:21